NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington D.C., 20549

Name of Registrant: Meta Platforms, Inc.

Name of persons relying on exemption: Kapitalforeningen MP Invest (AkademikerPension)

Address of persons relying on exemption: Smakkedalen 8, 2820 Gentofte, Denmark

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securties Exchange Act of 1934. Submission is not required under the terms of the Rule but ismade voluntarily.

Dear fellow shareholder,

AkademikerPension on behalf of Kapitalforeningen MP Invest urges you to vote in favor of the shareholder proposal on preventing and mitigating human rights risks. Although the company opposes it, AkademikerPension on behalf of Kapitalforeningen MP Invest asks you to join us and vote FOR this resolution as more transparency is needed on Meta’s effort to manage human rights risks.

Arguments in favor of proposal:

•	Investors need more information on Meta’s efforts to mitigate human rights risks which can and have had a negative impact on brand value and, indirectly, on its advertising revenue.
•	The proliferation of hate speech, disinformation, and incitement to violence enabled by Meta’s Instagram and Facebook platforms can have a negative impact on diversified investment portfolios as viewed through a universal ownership lens.

Resolved: Shareholders request that Meta Platforms Inc. (“Meta”) report to shareholders on the effectiveness of measures it is taking to prevent and mitigate human rights risks in its five largest non-US markets (based on number of users) relating to the proliferation of hate speech, disinformation, and incitement to violence enabled by its Instagram and Facebook platforms. The report should be issued no later than June 1, 2025, prepared at reasonable cost, omitting proprietary and confidential information (including information specifically relevant to litigation or legal enforcement action).

WHEREAS: The dissemination of hatred that incites discrimination, hostility or violence violates international human rights standards1. Where content moderation systems have failed to effectively detect divisive content in non-English languages, there has been an associated increase in hate speech2, disinformation3, and incitement to violence. Meta’s stakeholders and the public have repeatedly raised significant concerns regarding what appears to be an obvious lack of proportionate investment in content moderation resources and expertise in Meta’s global majority markets. This issue, repeatedly flagged by reports from international organizations4, its own Oversight Board5 and CSOs6, is critical in Meta’s non-English speaking countries. This apparent lack of adequate resources and investment in content moderation is increasingly critical with the 2024 super election year and an estimated 2.6 billion people7 taking to the polls globally. Media reports suggest Meta is putting in place advertising related mitigations8 relating to the US elections. However, Meta has not published any measures to address such issues in non-Western, non-English speaking markets, that given the current inadequacy of effective content moderation are more vulnerable to the proliferation of hate speech, disinformation, and incitement to violence on their platforms.

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1 https://www.un.org/en/hate-speech/united-nations-and-hate-speech/international-human-rights-law

2 https://www.bbc.com/news/world-africa-67275219

3 https://digital-strategy.ec.europa.eu/en/news/commission-sends-request-information-meta-under-digital-services-act

4 https://www.ohchr.org/sites/default/files/Documents/Issues/Opinion/Legislation/Case_2021_009-FB-UA.pdf

5 https://www.theguardian.com/technology/2022/dec/06/meta-protecting-business-partners

6 https://www.amnesty.org/en/latest/news/2023/10/meta-failure-contributed-to-abuses-against-tigray-ethiopia/

7 https://www.unesco.org/en/articles/ahead-super-election-year-unesco-appeals-governments-around-world-protect-journalists-rights

8 https://www.reuters.com/technology/meta-bar-political-advertisers-using-generative-ai-ads-tools-2023-11-06/

We commend Meta’s first transparency reports on Instagram and Facebook required under the EU Digital Services Act, providing detailed information on numbers of content moderators in local languages and overall users per EU country. Given Meta now appears to have the required data collection and reporting infrastructure to provide such detailed reporting on individual countries, the company should expand these transparency measures to key markets like India and Brazil9 on a disaggregated basis to demonstrate the actual investment made to build multilingual capacity in content moderation. By doing so, Meta can address the persistent human rights risks which can and have had a negative impact on brand value and, indirectly, on its advertising revenue, as well as on diversified investment portfolios as viewed through a universal ownership lens.

Proponent suggests the report include data on the number of content moderators fluent in local languages in Instagram and Facebook’s five largest non-US markets based on number of users and an assessment by external, independent, and qualified experts of the effectiveness of Meta’s measures taken to meaningfully manage hateful content, disinformation, and incitement to violence on those platforms.

Link to Additional Resources

•	https://www.un.org/en/hate-speech/united-nations-and-hate-speech/international-human-rights-law
•	https://www.bbc.com/news/world-africa-67275219
•	https://digital-strategy.ec.europa.eu/en/news/commission-sends-request-information-meta-under-digital-services-act
•	https://www.ohchr.org/sites/default/files/Documents/Issues/Opinion/Legislation/Case_2021_009-FB-UA.pdf
•	https://www.theguardian.com/technology/2022/dec/06/meta-protecting-business-partners
•	https://www.amnesty.org/en/latest/news/2023/10/meta-failure-contributed-to-abuses-against-tigray-ethiopia/
•	https://www.reuters.com/technology/meta-bar-political-advertisers-using-generative-ai-ads-tools-2023-11-06/

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9 https://www.statista.com/statistics/578364/countries-with-most-instagram-users/ & https://www.digitalmarketingcommunity.com/indicators/instagram-active-users-penetrations-2018/